March 6, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eagle Test Systems, Inc.
Registration Statement on Form S-1 (File No. 333-130521)
Ladies and Gentlemen:
     As underwriters of the Company’s proposed public offering of up to 7,475,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on March 8, 2006, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated February 21, 2006, through the date hereof:
     Preliminary Prospectus dated February 21, 2006:
     14,700 copies to prospective Underwriters, institutional investors, dealers and others
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, LEHMAN BROTHERS INC. BANC OF AMERICA SECURITIES LLC PIPER JAFFRAY & CO. A.G. EDWARDS & SONS, INC. CANACCORD ADAMS INC.
By:	LEHMAN BROTHERS INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President